Mark C. Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

June 13, 2016

Via EDGAR and Federal Express

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gold Lakes Corp.
Registration Statement on Form S-1 Filed April 11, 2016 File No. 333-210675 Form 10-K for Fiscal Year Ended July 31, 2015 File No. 000-52814

Dear Mr. Reynolds:

On behalf of Gold Lakes Corp., a Nevada corporation (the "Company"), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (the "Staff") dated May 6, 2016, relating to the Company's Registration Statement on Form S-1 filed on April 11, 2016. The responses below have been numbered to correspond with the comments in your May 6, 2016 letter. We are including a courtesy marked copy of the Company's Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 ("Amendment No. 1") with this letter.

Prospectus Cover Page

1. Please disclose the offering price of the securities, as required by Item 501(b)(3) of Regulation S-K.

Company Response 1:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include the information requested above.

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Securities and Exchange Commission

Division of Corporation Finance

June 13, 2016

Prospectus Summary, page 5

2. Please provide the basis for your statement that you need $250,000 in additional financing to "break even and achieve self-sufficiency on a cash flow basis." We note that you have had no revenues to date.

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to delete the statement regarding additional financing needed to break even and achieve self-sufficiency.

The Offering, page 6

3. Please expand your discussion of the "full ratchet" anti-dilution adjustment to include a materially complete description of the pricing adjustment provision in the Description of Securities to be Registered and include here a cross-reference to that expanded discussion.

Company Response 3:

The Company respectfully informs the Staff that the conversion price under the Convertible Notes is not subject to any anti-dilution adjustment for new issuances of securities at a price lower than the then-applicable conversion price. However, the exercise price under the Warrant is subject to a "full ratchet" anti-dilution adjustment if the Company issues securities at a price lower than the then-applicable exercise price. Amendment No. 1 has been revised to include a materially complete description of the applicable adjustment provisions and a cross-reference to the expanded discussion contained in the section titled "Description of Securities to be Registered."

Risk Factors, page 9

4. We note risk factor disclosure in your Form 10-K filed November 13, 2015 regarding Mr. Vallos' devotion of only 15% of his time to the company. Please consider including this disclosure in your registration statement. Also consider discussing risks associated with this offering such as the dilution of the conversion of the securities being registered for resale, the downward pricing pressure from the resale of these securities and the cashless exercise of the warrants and risks associated with the Flex Agreement.

Company Response 4:

The Company respectfully informs the Staff that in 2014, Mr. Vallos' devotion of time to the Company was only 15%, but that Mr. Vallos now devotes substantially all of his time to the Company. The Company further informs the Staff that the "Risk Factors" section in Amendment No. 1 has been revised to include discussion of additional risks associated with this offering.

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Securities and Exchange Commission

Division of Corporation Finance

June 13, 2016

Dilution, page 19

5. Please explain your basis for using a common stock offering price of $0.2107 per share in your dilution table.

Company Response 5:

The Company respectfully informs the Staff that the reference to the offering price of $0.2107 has been eliminated from the Dilution section because the only Common Stock issuance is for the conversion of the notes. The new Dilution table, which is incorporated into Amendment No. 1, excludes the Common Stock issuable upon conversion of the notes.

6. It appears that your pro forma net tangible book value after the offering of $300,527 includes the gross proceeds of $285,000 from the sale of the Initial Convertible Note and the additional proceeds of $300,000 that you may receive from the sale of the Additional Convertible Note. Please provide us with a detailed discussion to support your inclusion of these proceeds into your pro forma net tangible book value after the offering as they do not appear to be directly related to the offering.

Company Response 6:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include a revised Dilution section. The revised dilution table within the Dilution section excludes the Common Stock issuable upon conversion of the notes.

Description of Business, page 26

7. Please revise to include a more specific discussion of the effects of governmental regulation of your business. Include a discussion of any annual fees paid to retain the mining claims. See Item 101(h)(4)(ix) of Regulation S-K.

Company Response 7:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include the requested discussion.

8. We note the reference to your consultant, Mr. Morrow. We also note disclosure on page F-8 regarding shares which appear to have been issued to Mr. Morrow. Please revise to provide a description of the agreement or arrangement under which he was or is providing advice to you.

Company Response 8:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include a description of the consulting arrangement with Mr. Ed Morrow.

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Securities and Exchange Commission

Division of Corporation Finance

June 13, 2016

Information with Respect to the Registrant, page 26

Estimated Costs of Phase One Exploration Program, page 28

9. Please revise and include an itemized description of the estimated expenses for phase two of your exploration program for the Big Monty Claims. We note you disclosed this information on page 15 of the Form 10-K filed on November 13, 2015.

Company Response 9:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include an itemized description of the estimated expenses for Phase Two of its exploration program.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations for the Fiscal Years ended July 31, 2015 and July 31, 2014, page 39

10. Please expand and quantify the amount of accounts payable that was written down in 2015. Disclose the underlying reason(s) for the write down so as to better understand its impact on your results of operations. See Item 303(A)(3)(i) of Regulation S-K.

Company Response 10:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to expand the disclosure regarding the accounts payable written down during the fiscal year ended July 31, 2015.

Liquidity and Capital Resources, page 41

11. Please include disclosure regarding the additional debt of the company. We note the disclosure that the convertible debt being registered will be used in part to repay existing debt. To the extent you are in default on any debt, please clearly disclose and include a risk factor.

Company Response 11:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include disclosure regarding the Company's additional debt. The Company is not in default on any debt.

12. Please revise so the amounts disclosed in this section reconcile with the applicable amounts in your balance sheets. We note you disclose here total liabilities as of January 31, 2016 were $257,727 and the total number of shares of common stock outstanding at July 31, 2015 was 225,525. The balance sheet on page F-2 presents $274,734 in total liabilities and 225,645 common shares outstanding at the respective dates.

Company Response 12:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to reconcile the amounts disclosed with the respective amounts reflected in its balance sheets. The Company respectfully informs the Staff that total liabilities as of January 31, 2016 were $274,734, and there were 225,525 shares of common stock outstanding as of July 31, 2015.

13. Please expand your discussion of estimated expenses to explain in reasonable detail the expenses you estimate you will incur during phases one and two of your exploration program for the Big Monty Claims. Also discuss the estimated time periods you expect to incur these associated costs.

Company Response 13:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include an expanded discussion of its estimated expenses during Phase One and Phase Two of the exploration program.

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Securities and Exchange Commission

Division of Corporation Finance

June 13, 2016

14. In your response tell us how your discussion of non-elective, estimated expenses takes into account the payment obligations described below. If these payments are not included in your estimates please revise to discuss them or tell us why they should not be included in the discussion.

•	On page 5 you disclose there is a requirement to pay $15,000 to Flex Mining, Ltd. within 180 days of execution for entering into the Flex Addendum;

•	On page 6 you disclose that you agreed to reimburse Himmil for up to $35,000 in reasonable attorney's fees and expenses incurred in connection with executed the securities purchase agreement.

Company Response 14:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly.

Certain Relationships and Related Transactions, page 49

15. Please disclose all related party transactions as required by Item 404 of Regulation S-K. In particular we note the financial statements reflect amounts due to related parties, see footnote 5.

Company Response 15:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include the disclosure regarding related party transactions.

Signatures

16. We note that Mr. Vallos did not sign the registration statement in the capacity of principal accounting officer or controller. Please revise in accordance with Instruction 2 under the "Signatures" caption of Form S-1. Similarly, please revise your Form 10-K filed November 13, 2015 in accordance with General Instruction D(2)(a).

Company Response 16:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly, and that the Company will amend its Form 10-K accordingly once all comments on the Form S-1 have cleared Staff review and there are no further comments.

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Securities and Exchange Commission

Division of Corporation Finance

June 13, 2016

Exhibits

17. Please file executed exhibits 10.4 and 10.5.

Company Response 17:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include executed copies of Exhibits 10.4 and 10.5.

Form 10-K for Fiscal Year Ended July 31, 2015

18. Please revise the Form 10-K to comply with the comments above as applicable.

Company Response 18:

The Company respectfully informs the Staff that the Company will amend its Form 10-K accordingly once all comments on the Form S-1 have cleared Staff review and there are no further comments.

19. Please revise the MD&A section to include a discussion of the convertible debt referenced onpage 17.

Company Response 19:

The Company respectfully informs the Staff that the Company will amend its Form 10-K accordingly once all comments on the Form S-1 have cleared Staff review and there are no further comments.

20. Please revise the beneficial ownership table to include the ownership of management as required by Item 403(b) of Regulation S-K.

Company Response 20:

The Company respectfully informs the Staff that the Company will amend its Form 10-K accordingly once all comments on the Form S-1 have cleared Staff review and there are no further comments.

21. Please revise the disclosure in the related transactions section to provide the disclosure required by Item 404(d) of Regulation S-K which includes any transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years.

Company Response 21:

The Company respectfully informs the Staff that the Company will amend its Form 10-K accordingly once all comments on the Form S-1 have cleared Staff review and there are no further comments.

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Securities and Exchange Commission

Division of Corporation Finance

June 13, 2016

Exhibit 31

22. Please confirm in your response that your future certifications will conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K. In Exhibits 31 of the above referenced Form 10-K and the Form 10-Q filed January 31, 2016 you still refer to the company as a small business issuer.

Company Response 22:

The Company respectfully confirms that its future certifications will conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K.

***

We hope that the foregoing addresses all of the Staff's comments contained in its letter dated May 6, 2016. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

By:	/s/ Mark C Lee
Mark C Lee
Shareholder

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Securities and Exchange Commission

Division of Corporation Finance

June 13, 2016

ACKNOWLEDGEMENT

In connection with Gold Lake Corp.'s (the "Company") letter dated June 13, 2016, addressed to the Securities Exchange Commission (the "Commission"), we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOLD LAKES CORP.

By:	/s/ Christopher Vallos
Christopher Vallos
Chief Executive Officer

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